EXHIBIT 99.7

CONSENTS OF AUTHOR

I consent to the reliance in this Annual Report on Form 40-F of Northern Orion Resources Inc. of our report dated December, 2006 entitled "Agua Rica Independent Technical Report NI-43-101" which Northern Orion Resources Inc. has referred to in its Annual Information Form for the year ended December 31, 2006 (the "AIF") and to the use of my name in the AIF under the heading "Description of the Business - Agua Rica Project - Feasibility Study Update".

/s/ John Wells, F.S.A.I.M.M.
John Wells, F.S.A.I.M.M.
Hatch Ltd.
Vancouver, British Columbia, Canada
March 30, 2007

I consent to the reliance in this Annual Report on Form 40-F of Northern Orion Resources Inc. of the mining and mineral reserves sections, which I was responsible for, of Hatch Ltd’s report dated December, 2006 entitled "Agua Rica Independent Technical Report NI-43-101" which Northern Orion Resources Inc. has referred to in its Annual Information Form for the year ended December 31, 2006 (the "AIF") and to the use of my name in the AIF under the heading "Description of the Business - Agua Rica Project - Feasibility Study Update".

/s/ Gerrit Vos, P.Eng
Gerrit Vos, P.Eng
AMEC Americas Limited
Vancouver, British Columbia, Canada
March 30, 2007